0Y C

18000642

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48226

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chestnut Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center, 24th Floor
(No. and Street)

Boston	Massachsuetts	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert A. Holman, III — (617) 832-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiCicco, Gulman & Company LLP
(Name – *if individual, state last, first, middle name*)

155 Federal Street	Boston	Massachusetts	02110
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 23 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0Y 5/30/18

OATH OR AFFIRMATION

I, Albert A. Holman, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chestnut Securities, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHERYL LYNNE YEZUKEVICH
Notary Public
Massachusetts
My Commission Expires
Aug 9, 2024

DGC
ACCOUNTING • TAX • ADVISORY

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Chestnut Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chestnut Securities, Inc. as of December 31, 2017, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Chestnut Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Chestnut Securities, Inc.'s management. Our responsibility is to express an opinion on Chestnut Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Chestnut Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As more fully described in Note 3 to the financial statements, Chestnut Securities, Inc. has material transactions with Chestnut Partners, Inc. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties.

Supplemental Information

Schedule I - Computation of Net Capital Under SEC Rule 15c3-1, Schedule II - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III - Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Chestnut Securities, Inc.'s financial statements. The supplemental information is the responsibility of Chestnut Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I - Computation of Net Capital Under SEC Rule 15c3-1, Schedule II - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III - Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Chestnut Securities, Inc.'s auditor since 2005.

Wei Cucco Gulena & Company LLP

Boston, Massachusetts
March 1, 2018

CHESTNUT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	672,775
Accounts receivable		123,804
Other assets		9,834
Total assets	$	806,413

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	10,133
Deferred revenue		10,422
Total liabilities		20,555
Shareholder's equity:		
Common stock, no par; 1,000 shares authorized; 500 shares issued and outstanding		25,102
Additional paid-in capital		421,000
Retained earnings		339,756
Total shareholder's equity		785,858
Total liabilities and shareholder's equity	$	806,413

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:	
Investment banking fees	$ 5,164,900
Investment income	103
Total revenues	5,165,003
Expenses:	
Administrative	1,170,841
Legal and accounting	46,338
Regulatory fees and other expenses	14,692
Total expenses	1,231,871
Net income	$ 3,933,132

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock		Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance, January 1, 2017	500	$ 25,102	$ 401,000	$ (93,376)	$ 332,726
Net income				3,933,132	3,933,132
Contributions from shareholder			20,000		20,000
Distributions to shareholder				(3,500,000)	(3,500,000)
Balance, December 31, 2016	500	$ 25,102	$ 421,000	$ 339,756	$ 785,858

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:	
Net income	$ 3,933,132
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Accounts receivable	(107,139)
Other assets	(9,834)
Accounts payable and accrued expenses	5,688
Deferred revenue	(25,000)
Total adjustments	(136,285)
Net cash provided by operating activities	3,796,847
Cash flows from financing activities:	
Contributions from shareholder	20,000
Distributions to shareholder	(3,500,000)
Net cash used in financing activities	(3,480,000)
Net increase in cash and cash equivalents	316,847
Cash and cash equivalents, beginning of year	355,928
Cash and cash equivalents, end of year	$ 672,775

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Nature of Business
Chestnut Securities, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company does not carry security accounts for clients or perform custodial functions related to client securities. The Company engages in investment banking activities, including the structuring and arranging for financing of venture capital transactions. The Company also provides oversight and analysis functions for client investment accounts held at other firms.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in these accounts may exceed federally insured limits. The Company has defined cash equivalents as money market funds and highly liquid investments with original maturities of three months or less, that are not held for sale in the ordinary course of business. Cash equivalents may include investments which are not insured or otherwise guaranteed by the government of the United States of America. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk related to cash and cash equivalents.

Accounts Receivable
The Company carries its accounts receivable at amounts invoiced for services less an allowance for doubtful accounts, if necessary. Accounts receivable balances are written off after it is evident that collection efforts have little or no chance of immediate success. The Company does not require collateral or charge interest on accounts receivable. Management has determined that an allowance for doubtful accounts was not necessary as of December 31, 2017.

Revenue Recognition
The Company derives all of its revenues from the performance of investment banking services. Investment banking services include underwriting counseling, securities distribution, placement of securities and investment banking consulting services. The Company enters into contracts with clients for periods usually lasting one year or less. Revenue is recognized when fixed or determinable under the contract terms, the services are provided or ratably over the term of the contract, and collection is reasonably assured. Reimbursements, including those that pertain to travel and other out-of-pocket expenses, are included in investment banking fees. Deferred revenue represents amounts billed or collected in advance of services being rendered or prior to the completion of the service.

CHESTNUT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Continued)

Income Taxes

For federal and state income tax purposes, the Company has elected under the Internal Revenue Code, with the consent of its shareholder, to be treated as an S Corporation and, as a result, its shareholder includes the income or loss of the Company in their individual income tax returns. Accordingly, no provision for income taxes is included in the financial statements. Income taxes may be provided for state income tax purposes when certain revenue thresholds are achieved. No state income taxes are required to be provided for in 2017.

Accounting principles generally accepted in the United States of America prescribe the threshold a tax position is required to meet before being recognized in the financial statements. For purposes of this standard, the pass-through status of the entity at the federal and state level is considered a tax position. An additional liability for uncertain tax positions ("UTPs") is recognized and recorded as a component of current income tax expense for differences between financial and income tax reporting positions which do not meet this threshold. Any interest and penalties related to UTPs are recorded as a component of income tax expense. The Company has reviewed its income tax positions, and has not identified any material UTPs and thus has not recorded any additional liability at December 31, 2017.

The Company files income tax returns in federal and state jurisdictions. The Company's income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is susceptible to varying interpretations, amounts reported could be changed at a later date upon final determination by taxing authorities. The Company is no longer subject to examinations by tax authorities for years prior to 2014. Currently, there are no income tax audits in process. The Tax Cuts and Jobs Act of 2017 (the "Act") was signed into law on December 22, 2017. Management does not expect the Act to have a financial impact on the Company since the tax effects of the Company's activities are passed through to the shareholder.

Note 2 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities and Exchange Act of 1934 (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of the greater of 6 2/3% of the Company's total aggregate indebtedness, as defined, or $5,000, and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2017 the Company had net capital of $652,220, which was $647,220 in excess of its minimum net capital requirement (see Schedule I). The Company's ratio of aggregate indebtedness to net capital is 0.03 to 1.

CHESTNUT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 3 - Related Party Transactions

The Company has entered into an Expense Sharing Agreement ("ESA") with Chestnut Partners, Inc. ("CPI"), an entity under common control. Under the ESA, which is renewable annually, CPI has agreed to pay all operating costs of the Company including salaries and benefits of CPI employees who perform services for the Company and excluding direct expenses that only benefit the Company. CPI and the Company have agreed that the Company will reimburse CPI based upon an estimate of the overhead and compensation expenses determined at the beginning of each calendar year. The Company and CPI have further agreed that the only adjustment to the estimated overhead and compensation expenses is limited to compensation expenses where the actual work performed is materially in excess of the estimate. During 2017, the Company reimbursed CPI for administrative expenses incurred in the amount of approximately $1,080,000 and is included in the amount reported on the accompanying statement of income.

Note 4 - Concentrations

Revenues
Two clients represented approximately 62%, and 25%, respectively, of the Company's revenues from investment banking services during 2017.

Note 5 - Supplemental Cash Flow Information

No cash was paid for interest or state income taxes during 2017.

Note 6 - Subsequent Events

The Company has evaluated subsequent events through March 1, 2018, the date the financial statements were approved and authorized for issuance by management, and determined that there have been no subsequent events that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTAL INFORMATION

SCHEDULE I

CHESTNUT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2017

Net capital		
Total shareholder's equity qualified for net capital	$	785,858
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable		(123,804)
Other assets		(9,834)
Net capital	$	652,220
Aggregate indebtedness	$	20,555
Computation of basic net capital requirement		
Minimum net capital required of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater	$	5,000
Percentage of aggregate indebtedness to net capital		3%
Computation of excess net capital		
Net capital	$	652,220
Minimum net capital required of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater		(5,000)
Excess net capital	$	647,220

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2017)

No material differences exist between the Audited Computation of Net Capital and the Net Capital reported in the Company's Part II Unaudited FOCUS report at December 31, 2017.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE II

CHESTNUT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEA RULE 15C3-3 AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of SEA Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions of exemption appearing in paragraph (k)(2)(i) of SEA Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE III

CHESTNUT SECURITIES, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER SEA RULE 15C3-3
AS OF DECEMBER 31, 2017

The Company is engaged in investment banking and carries no customer accounts on its books nor had possession of customer securities.

See Report of Independent Registered Public Accounting Firm.

DGC

ACCOUNTING • TAX • ADVISORY

Report of Independent Registered Public Accounting Firm on Review of Exemption Report

To the Board of Directors of
Chestnut Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-c3 Exemption Report, in which (1) Chestnut Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Chestnut Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Chestnut Securities, Inc. stated that Chestnut Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Chestnut Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chestnut Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DiCicco Gulman & Company LLP

Boston, Massachusetts
March 1, 2018

Rule 15c3-3 Exemption Report
December 31, 2017

Chestnut Securities, Inc.

In accordance with the FINRA membership agreement applicable to Chestnut Securities, Inc. (the "Company"), it is designated to operate under the exemptive provisions of paragraph (k)(2)(i). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2017 without exception.

Albert A. Holman III
President
March 1, 2018

DGC
ACCOUNTING • TAX • ADVISORY

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors of
Chestnut Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Chestnut Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Chestnut Securities, Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Chestnut Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Chestnut Securities, Inc.'s management is responsible for Chestnut Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DiCicco, Gulman & Company LLP

Boston, Massachusetts
March 1, 2018

CHESTNUT SECURITIES, INC.
SEC FILE NO.: 8-48226

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2017

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

CHESTNUT SECURITIES, INC.

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION**

DECEMBER 31, 2017

Table of Contents

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*****1197*******************MIXED AADC 220
48226 FINRA DEC
CHESTNUT SECURITIES INC
1 FINANCIAL CTR 24TH FL
BOSTON, MA 02111-2621

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 7,747.50

B. Less payment made with SIPC-6 filed (exclude interest) (679.63)
August 24, 2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 7,067.87

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,067.87

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,067.87

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHESTNUT SECURITIES INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16th day of FEBRUARY, 20 18.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,165,003
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 5,165,003
2e. General Assessment @ .0015	$ 7,747.50
	(to page 1, line 2.A.)